200 Park Avenue New York, NY 10166 T +1 212 294 6700 F +1 212 294 4700

David Sakowitz

Partner

(212) 294-2639

DSakowitz@winston.com

Jason OSborn

Partner

(312) 558-6366

JOsborn@winston.com

May 20, 2021

VIA EDGAR

Karina Dorin

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.

Registration Statement on Form S-4

Filed May 3, 2021

File No. 333-255703

Dear Ms. Dorin and Ms. Nguyen:

On behalf of our client, Holicity Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 11, 2021, relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 3, 2021.

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment.

Registration Statement on Form S-4

Prospectus Cover Page, page 1

1.	We note your revised disclosure in response to prior comment 1 states that immediately following consummation of the Business Combination, Astra’s current stockholders will have, under both the no redemption and maximum redemption scenarios, over 95% of the voting interest in New Astra. However, we also note your revised disclosure on page 29 states that Astra’s current stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 92% of the voting interest in each scenario. Please advise or revise.

Response: The Company respectfully advises the Staff that Astra’s current shareholders will have over 92% of the voting interest in New Astra, under both the no redemption and maximum redemption scenarios. The Company has revised the disclosure accordingly on the Prospectus Cover Page of the Registration Statement to reflect this.

May 20, 2021 Page 2

Summary of the Proxy Statement/Prospectus

Holicity’s Board of Directors’ Reasons for Approval of the Business Combination Compelling Contracted Revenue and Pipeline, page 23

2.	We note your revised disclosure in response to prior comment 6 reflects that Astra considers any potential customer with which it has had contract discussions or negotiations to be an active opportunity. We also note your disclosure on page 146 that you expect a portion of your $1.2 billion pipeline of potential contracts to convert over the coming months and accelerate following successful execution of near-term launches. Please revise to include balancing disclosure in your summary section here and include a risk factor to address the risk to your investors that you may not be able to develop or execute your $1.2 billion pipeline of potential contracts.

Response: The Company respectfully advises the Staff that the Company has revised the risk factor disclosures on pages 50 through 52 of the Registration Statement regarding contracted revenue to reflect that (a) the pipeline may not convert because the contracted revenue is subject to achieving certain milestones and (b) the Company may not be in a position to execute on the converted pipeline from a production and delivery perspective. The Company has revised the disclosure on pages 24 through 25 and 162 of the Registration Statement to include balancing disclosure and similar discussion of the risk that it may be unable to convert its pipeline contracted revenue and potential contracts.

Background of the Business Combination, page 70

3.	Please expand your disclosure to discuss the key metrics used in the publicly traded comparable companies and comparable transactions analysis. In this regard, we note such metrics were discussed by Deutsche Bank, Mr. Russell and other representatives of Holicity on December 18, 2020 and your disclosure on page 73 states that the Minimum Cash Condition was determined in part with data provided by Deutsche Bank benchmarking precedent transactions. We also note the information contained in an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on February 2, 2021.

Response: The Company has revised the disclosure on pages 79 through 80 of the Amendment to address the Staff’s comment.

4.	We note your response to prior comment 13 and reissue in part. Please revise to include enhanced disclosures on the reasons for selecting the comparable companies and transactions, including the comparable enterprise valuations and multiples considered. Additionally, disclose the reasons for selecting the comparable companies and transactions that do not apparently appear related to the space industry.

Response: The Company has revised the disclosure on pages 24, 25, 82 and 83 of the Amendment to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 202

5.	We note your response to prior comment 23. Please revise to discuss the material tax consequences of the merger and related transactions to Holicity’s shareholders. In this regard, we note that Section 8.04(b) of the merger agreement indicates that the parties intend for the merger to constitute a tax free “reorganization” within the meaning of Section 368(a) of the Code or that the merger and related transactions that qualify as a tax free transaction under Section 351. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Items 3(k) and 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response: The Company believes that the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” constitutes a discussion of the material tax consequences of the merger and related transactions to Holicity’s shareholders. The references in the Business Combination Agreement to the parties intending for the merger to qualify as a tax-free “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), or a tax-free transaction under Section 351 of the Code, are only relevant for the private shareholders of Astra Space, Inc. If the merger failed to qualify as a tax-free transaction, there would be no tax impact to Holicity’s shareholders because Holicity shareholders are not exchanging any shares in the merger. Accordingly, there is no discussion about whether the merger constitutes a tax-free transaction in the Registration Statement, and the Company does not believe an opinion of counsel about the tax-free nature of the merger is appropriate in this context.

May 20, 2021 Page 3

Astra Space, Inc.

Notes to Consolidated Financial Statements

Note 10 - Stock-based Compensation, page F-53

6.	We note that you granted 7,000,000 shares of Class A common stock in 2020 to key executives for services previously rendered. The grant date fair value of these shares was$31.4 million and this entire amount was recognized as compensation expense within general and administrative expenses. Please expand your disclosure to further describe the nature of these awards, and how you determined the fair value of the shares, as well as the underlying basis for the assumptions used. Refer to ASC 718-10-50-1 and 2.

Response: The Company respectfully advises the Staff that the Company has revised its disclosure on page F-77 of the Registration Statement in “Note 10 – Stock-based Compensation” to further describe the nature of these awards and how the Company determined the fair value of the shares, as well as the underlying basis for the assumptions used.

General

7.	We note your proxy/prospectus cover page indicates that you are registering 15,333,311 shares underlying warrants to acquire shares of Holicity Class A common stock. Please ensure your registration fee table includes all of the shares of common stock that you state will be issued on your joint proxy/prospectus cover page.

Response: The Company has revised the disclosure on the cover page of the Amendment to address the Staff’s comment.

8.	We note that in connection with the restatement to account for the warrants as liabilities, Holicity’s management reassessed the effectiveness of the company’s disclosure controls and procedures as of December 31, 2020. As a result of that reassessment, management determined that Holicity’s disclosure controls and procedures as of December 31, 2020 were not effective solely as a result of its classification of the warrants as components of equity instead of as derivative liabilities. Please revise to include a related risk factor in the registration statement.

Response: The Company has revised the disclosure on page 41 of the Amendment to address the Staff’s comment.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Amendment.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Craig McCaw

Holicity Inc.